

April 26, 2013

Via E-mail
John C. Rickel
Chief Financial Officer
Group 1 Automotive, Inc.
800 Gessner, Suite 500
Houston, TX  77024

> **Re:     Group 1 Automotive, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 20, 2013**
> **File No. 001-13461**

Dear Mr. Rickel:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31
Key Performance Indicators, page 33

1.      We note your discussion of the historical results comparing FY 2012 to FY 2011. However, we cannot locate a similar discussion comparing FY 2011 to FY 2010 in this section.  Please confirm to us you would provide such discussion covering all of the reporting periods presented in the income statements in future filings. Refer to Item 303 of Regulation S-K.

Exhibit 23.1

2.      We note the opinion of your independent registered public accounting firm has been incorporated by reference into several registration statements.  Please amend to include a signed consent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief